UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-16091.
A.	Full title of the plan and the address of the plan, if different from that of the issuer below:
POLYONE RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POLYONE CORPORATION 33587 WALKER ROAD AVON LAKE, OHIO 44012
REQUIRED INFORMATION
The following financial statements and supplemental schedule for the PolyOne Retirement Savings Plan, prepared in accordance with the financial reporting requirements of ERISA, are being filed herewith:

Page
No.
(in this
Report)
Audited Financial Statements and Supplemental Schedule, December 31, 2008 and 2007 and Year ended December 31, 2008 with Report of Independent Registered Public Accounting Firm	1

The following exhibit is being filed herewith:

23.1 Consent of Ernst & Young LLP

SIGNATURES
EX-23.1

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009	POLYONE RETIREMENT SAVINGS PLAN

By: PolyOne Corporation Retirement Plan Committee

	By:	/s/ Robert M. Patterson
Robert M. Patterson
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting
Officer)

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
PolyOne Retirement Savings Plan
December 31, 2008 and 2007 and Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

PolyOne Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
The PolyOne Corporation
Retirement Plan Committee
We have audited the accompanying statements of net assets available for benefits of the PolyOne Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
June 26, 2009

PolyOne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets

Investments, at fair value	$226,999,295	$322,267,975

Net assets available for benefits, at fair value	226,999,295	322,267,975

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	8,485,454	386,689

Net assets available for benefits	$235,484,749	$322,654,664

PolyOne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2008
Additions
Investment income
Interest & brokerage income	$523,815
Dividends	3,793,640

4,317,455

Contributions
Participant	11,011,242
Employer	10,466,592
Rollover	1,254,849
Other	291,501

23,024,184

Total Additions	27,341,639

Deductions
Benefits paid directly to participants	23,595,362
Net depreciation in fair value of investments	90,679,511
Administrative expenses	223,090
Other	13,591

Total Deductions	114,511,554

Net decrease	87,169,915

Net Assets Available for Benefits
Beginning of year	322,654,664

End of year	$235,484,749

PolyOne Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
1. Summary Description of the Plan
General
The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers all employees of the Company, other than leased employees, nonresident aliens, other employees regularly employed outside of the United States, and persons classified by the Company as anything other than employees (even if that classification is later changed). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by PolyOne Corporation (the Company and Plan Sponsor) and is administered by the PolyOne Corporation Retirement Plan Committee.
Contributions
Employee
A participant who is not a highly compensated employee may elect a bi-weekly payroll deduction from 1% to 50% of eligible earnings while participants who are classified as highly compensated employees may elect a bi-weekly payroll deduction of 1% to 15% of eligible earnings. The Retirement Plan Committee has the authority at its discretion to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of two savings options: an after-tax savings option and a pretax savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible compensation. For each payroll period, the Company intends to make a retirement contribution for each participant equal to 2% of eligible earnings. Both the employer matching contributions and the 2% retirement contributions follow the

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
participants’ investment elections. In addition, the Company made additional contributions to certain eligible participants, as defined, equal to 1% to 4% of eligible compensation. These additional contributions were eliminated as of March 20, 2009 in accordance with an amendment to the Plan approved on January 15, 2009.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the Code). Rollover contributions can be made only in cash to the Plan’s tax-deferred savings option.
Forfeiture accounts in the Plan total approximately $243,312 at December 31, 2008 and are held in the NYL Insurance Anchor Account I — Stable Value Fund (NYL Anchor). The balance in these accounts will be used to fund future Company contributions and Plan administrative expenses.
Vesting
Participant contributions and Company matching and discretionary contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.
Participant Loans
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding amounts relating to discretionary profit sharing contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. Interest is charged to the borrower at the trustee’s prime rate plus 1%. Payments on loans are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).
Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from their salary deferral and rollover account. Age-based in-service withdrawals are available from the participant’s vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
their account relating to participant contributions, including rollovers, and the vested portion of Company matching and discretionary contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
Administrative expenses of the Plan are generally paid through the forfeiture account. Participants are charged investment management fees, which are allocated to participant accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value in generally accepted accounting principles and requires additional disclosures about the use of fair value measurements. SFAS 157 became effective for the Plan beginning January 1, 2008. Upon adoption of SFAS 157, there was no material impact on the Plan’s financial statements. See Note 4 for further information and related disclosures regarding the Plan’s fair value measurements.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value, as determined by the trustee.
The NYL Anchor comprises 100% of the PolyOne Stable Value Fund at December 31, 2008 and 2007. The NYL Anchor is a pooled separate account made available to participating plans through a group annuity contract offered to the plans’ trustee. The group annuity contract is an investment contract that is benefit-responsive. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the benefit-responsive investment contract represents contributions and reinvested income, less any withdrawals plus accrued interest.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
The contract value of the investment contracts at December 31, 2008 and 2007, was $63,229,912 and $56,866,036, respectively. There are no reserves against contract values for credit risk of contract issuer or otherwise.
The fair value of the investment contracts at December 31, 2008 and 2007, was $54,744,458 and $56,479,347, respectively. The net average yield was approximately 4.88% and 4.29% in 2008 and 2007. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero and was approximately 4.48% and 5.24% at December 31, 2008 and 2007, respectively.
In accordance with SFAS 157, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which my be internally developed.
Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on security transactions are determined using the average cost method.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007

PolyOne Corporation Common Stock	$17,418,363	$32,589,187
NYL Insurance Anchor Account I	54,744,458	56,479,347
PIMCO Total Return Fund	21,923,802	20,657,361
Mainstay S & P 500 Index Fund	28,904,622	49,606,198
Growth Fund of America	20,941,155	36,415,119
Alliance Bernstein Balanced Shares	12,819,795	19,731,679
Euro Pacific Growth Fund	16,266,926	30,603,453
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Net Realized and
Unrealized
Depreciation in Fair
December 31, 2008	Value of Investments
PolyOne Corporation Common Stock	$(17,391,501)
NYL Anchor	(8,098,765)
Mutual Funds	(73,288,010)

$(98,778,276)

4. Fair Value Measurements
The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008.
SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 follow:

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
Level 1 — Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
▪	quoted prices for similar assets or liabilities in active markets;

▪	quoted prices for identical or similar assets or liabilities in markets that are not active;

▪	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g. interest rate and yield curve quotes at commonly quoted intervals);

▪	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the assets or liability (i.e. supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk)
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within level 1 of the valuation hierarchy. The NYL Anchor, which is not traded in an active market, is valued at the unit value of the fund which is based on the fair value of the underlying investments and is classified within level 2 of the valuation hierarchy. The fair value of the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts.
The NYL Anchor is a New York Life Insurance Company separate account invested in high-quality fixed-income securities. It seeks to maintain a return similar to a short-term bond fund

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
with a risk profile similar to a money market fund and is designed for use as a stable value option in a defined contribution plan. The NYL Anchor’s credit guidelines require that traditional investment contracts be rated at least AA. The Trust will maintain an average maturity between 2-3 years. The fair value of a fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers the average yield to maturity, the crediting interest rate and the duration of the underlying portfolio securities. The key factors that impact the crediting rate interest rate are the timing and magnitude of the cash flows in and out of the separate account as well as prevailing market rates on fixed income assets available for investment. The average yield to maturity and crediting interest rate for that fund was approximately 5.17% and 4.48%, respectively, at December 31, 2008 and 5.28% and 5.24%, respectively, at December 31, 2007.
Traditional investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance or financial institution that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Traditional investment contracts are valued based on estimated fair value, computed using discounted cash flows.
Loans to participants are stated at their outstanding balance which approximates fair value and are classified within level 3 of the valuation hierarchy.
Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$145,886,584			$145,886,584
PolyOne Common Stock	17,418,363			17,418,363
NYL Anchor		$54,744,458		54,744,458
Participant Loans			$8,949,890	8,949,890

Total assets at fair value	$163,304,947	$54,744,458	$8,949,890	$226,999,295

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
The following table is a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

			Sales, Issuances,
			Maturities,
	Beginning Fair	Items Included in	Settlements, Calls,
	Value	Net Income	Net	Ending Fair Value
Participant Loans	$9,147,023	$696,589	$(893,722)	$8,949,890
Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date.
In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 10, 2004, stating that the Plan is qualified under Section 401(a) of the Code. As a result the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$226,999,295	$322,654,664
Less:
Deemed distributions	(146,778)	(158,427)

Net assets available for benefits per the Form 5500	$226,852,517	$322,496,237

Deemed distributions of participant loans are loans that are in default by participants of the Plan. While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan.
The accompanying financial statements in this Annual Report on Form 11-K are prepared using the accrual method of accounting. The Form 5500 is prepared using the cash basis of accounting. Therefore, deemed distributions represent a reconciling item.
8. Subsequent Event
Effective January 1, 2009 as approved by the Compensation and Governance Committee of PolyOne Corporation on December 16, 2008, the DH Compounding Company Savings and Retirement Plan and Trust was merged with and into the Plan. As a result, $4,329,749 was transferred from the DH Compounding Company Savings and Retirement Plan and Trust to the Plan.
On January 15, 2009, the Plan was amended to eliminate additional Company contributions to certain eligible participants, as defined, equal to 1% to 4% of eligible compensation. These contributions were eliminated as of March 20, 2009.

PolyOne Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)
December 31, 2008

Identity of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Current Value

	PolyOne Stock Fund—
Mainstay Management	Mainstay Cash Reserves Fund I	$198,874
PolyOne Corporation *	Common stock: 5,529,639 shares	17,418,363
New York Life Insurance	Anchor Account I	54,744,458
Pacific Investment Management Company	PIMCO Total Return Fund: 2,162,111 units	21,923,802
AIM Advisors	Small Cap Growth Fund: 289,112 units	4,865,748
Capital Research & Management	American Funds—Euro Pacific Growth Fund: 582,001 units	16,266,926
	American Funds—Growth Fund of America Fund: 1,024,518 units	20,941,155
	American Funds—Washington Mutual Investors Fund: 357,698 units	7,651,157
Mainstay Management	Mainstay S&P 500 Index Fund: 1,397,709 units	28,904,622
	Mainstay MAP Fund: 402,393 units	8,695,717
Franklin Advisory Services	Franklin Balance Sheet Investment Fund: 241,278 units	8,490,578
Alliance Capital Management	Alliance Bernstein Balanced Shares: 1,107,063 units	12,819,795
T. Rowe Price Investment Services	T Rowe Price Retirement Income: 3,999 units	41,274
	T Rowe Price Retirement 2005: 4,651 units	40,182
	T Rowe Price Retirement 2010: 26,474 units	296,770
	T Rowe Price Retirement 2015: 40,973 units	340,073
	T Rowe Price Retirement 2020: 130,689 units	1,451,953
	T Rowe Price Retirement 2025: 118,475 units	940,688
	T Rowe Price Retirement 2030: 66,177 units	738,531
	T Rowe Price Retirement 2035: 41,580 units	323,906
	T Rowe Price Retirement 2040: 31,291 units	346,709
	T Rowe Price Retirement 2045: 7,106 units	52,443
	T Rowe Price Retirement 2050: 4,043 units	25,065
	T Rowe Price Retirement 2055: 4,753 units	29,136
Brokerage Account	Various investments	10,501,480
Participant loans*	At interest rates ranging from 4.0% to 10.5%	8,949,890

		$226,999,295

*	Indicates party-in-interest to the Plan.